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FORM 3                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                        INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

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1. Name and Address of Reporting Person      2. Date of Event   3. IRS or Social    4. Issuer Name and Ticker or Trading Symbol
                                                Requiring          Security Number
                                                Statement          of Reporting
                                                (Month/Day/Year)   Person
                                                                   (Voluntary)

Walker, Jr., Richard H.                         04-18-2002                             South Jersey Industr
741 Central Avenue                                                                     SJI

Hammonton NJ 08037

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5. Relationship of Reporting Person to Issuer (Check all applicable)          6. If Ammendment, Date of
                                                                                 Original (Month/Day/Year)
_Director   _10% Owner _Officer (give title below)   _Other (specify below)
                        X
                        Corporate Secretary
                        & Corp. Counsel
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7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

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Table I - Non-Derivative Securities Beneficially Owned

1.                           2.                            3.                  4.
Title of Security            Amount of Securities          Ownership Form      Nature of Indirect Beneficial Ownership
(Instr. 4)                   Beneficially Owned            Direct (D) or       (Instr. 5)
                             (Instr. 4)                    Indirect (I)
                                                           (Instr. 5)
Common Stock
So.Jersey Ind., Inc.               2,325.6057               D
Common Stock

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

Title of             Date exercisable      Title and Amount of Securities        Conversion   Ownership   Nature of
Derivative           and Expiration        Underlying Derivative Security        or Exercise  Form of     Indirect
Security             Date                  (Instr. 4)                            Price of     Derivative  Beneficial
(Instr. 4)           (Month/Day/Year)                                            Derivative   Security    Ownership
                     Date   Expiration     Title                Amount or number Security     D/I         (Instr. 5)
                     Exercisable Date
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Explanation of responses: